US Office
Security Devices International, Inc.
107 Audubon Rd. Bldg 2 Suite 201
Wakefield, MA 01880
O: (339) 219-0300
www.securitydii.com

Bryan Ganz, President
bganz@securitydii.com
C: (781) 420-1420

August 28, 2017

Paul Jensen
Methuen, MA 01844

Dear Paul:

We are delighted to offer you employment with Security Devices International Inc. (the "Company"). Furthermore, this letter supersedes and replaces in its entirety any prior offer letter. This letter shall set forth the terms of the Company's offer:

Title:	President & COO
Start Date:	To be mutually agreed upon, but no later than October 1, 2017
Compensation:	$200,000 per annum. From October 1, 2017 through June 30, 2018 the salary will be paid entirely in Company stock (stock symbol SDEV OTC QB). Starting July 1st 2018 you will be paid $10,000 per month in cash and the balance in Company stock. At such time as the Company can pay the entire salary in cash and still be cash flow positive, the entire monthly salary will be paid in cash. The stock will be issued 15 days after the end of each calendar quarter. The number of shares shall be calculated using the weighted average closing price of the stock for the 20 trading days prior to the end of the calendar quarter.
Job Responsibilities:	As President and COO you will be responsible for both working closely with the CEO, Executive Chairman and the board of directors to develop the Company's strategic vision and direction and for implementing the strategic plan. Specifically, you will be directly responsible for working with existing and potential Licensees to increase the Company's market presence and grow the Company's sales and licensing revenues. You will

PJ /B

spearhead the Company's new product development program. You will oversee the Company's marketing and branding programs and efforts. You will be responsible for building a team of associates that can execute on the strategy set forth by you, the CEO and the Executive Chair.

Employee Benefits: You will be eligible for benefits that are provided to other Company employees, if and when available, including healthcare, after 90 days of employment with the Company. Such benefits will be provided in accordance with the terms and conditions of the Company's policies and the governing benefit plans, which all may be amended or eliminated at the Company's sole discretion. A description of insurance coverage will be sent under separate cover, subject to your acceptance of this offer.

Vacation: Fifteen business days per year, accrued as a proration since Start Date, (not to be taken more than two consecutive weeks at one time), plus all National holidays and other office-specific closures. Unused vacation days will not be carried forward to subsequent years.

While employed by the Company, you will be expected to adhere to the highest ethical standards. All vendors, customers, licensees and employees of Security Devices International Inc. should expect to be treated in a professional manner and should be shown the same courtesy and respect as each of us would want to receive. Except as required in the faithful performance of your duties, you shall not disclose, disseminate or use any confidential or proprietary information that you receive regarding the company and its affiliates. Upon termination of your employment with the Company for any reason, you will promptly return any written confidential or proprietary information in your possession to the Company.

Within your first five days of employment, and possibly from time to time thereafter, you must show proof of identity and legal right to work in the United States as required by and in accordance with the process and procedures of the United States Immigration Reform and Control Act (IRCA).

During the period running from October 1, 2017 through June 30, 2018 it is understood that you will be a 1099 contract employee and will have other clients that will require your attention from time to time. The Company agrees that this is acceptable so longs as it does not interfere with your duties or responsibilities at the Company. Starting July 1st (or such earlier day when you receive at least 50% of your compensation in cash) you will become a full time W2 employee and you must agree to phase out all outside clients.

We hope this letter is helpful in explaining some of the terms of your employment with us. Of course, this letter is not intended to be a complete description of the terms of your employment, nor should it be viewed as an employment agreement or contract for any specific period of time.

The employment relationship will be "at will", meaning that you or the Company may terminate the relationship at any time for any reason.

We are enthusiastically awaiting your response to our offer which remains outstanding until 5:00 PM EDT, September 5, 2017. As you will be an officer of the Company, this offer, once accepted, must be approved by the Company's board of directors. Please feel free to call (781) 420-1428 if you have any questions. We look forward to welcoming you to the team.

Sincerely,

Bryan Ganz, President (soon to be President Emeritus)
32 Traveler St. Apt 703
Boston MA 02118

ACCEPTED:

Paul Jensen